Filed Pursuant to Rule 424(b)(3)
Registration No. 333-42258 and
Registration No. 333-46754

PROSPECTUS

2,099,300 SHARES

SUMMIT AMERICA TELEVISION, INC.

Common Stock

     This prospectus relates to 2,099,300 shares of our common stock which the selling securityholders, including their transferees, pledgees or donees or their successors, may sell from time to time.

     To permit the selling securityholders to sell these shares from time to time in the public market, Summit originally registered this common stock under the registration statement of which this prospectus forms a part. The securityholders may sell these shares through ordinary brokerage transactions, directly to market makers of our shares or through any other means described in the section “Plan of Distribution” beginning on page 11. We cannot assure you that the selling securityholders will sell all or any portion of the common stock offered under this prospectus.

     Summit owns and operates five television stations located throughout the United States and holds a 30% interest in Shop At Home Network, LLC, a nationally televised home shopping channel (the “Network”). The Network sells specialty consumer products through interactive electronic media, including broadcast, cable and satellite television, as well as the internet.

     The shares of Summit are quoted in the Nasdaq National Market under the symbol “SATH.” On June 19, 2003, the last reported sale price in the Nasdaq National Market was $2.92 per share.

     Before deciding whether or not to invest in our common stock, you should carefully consider the risks and uncertainties described in “Risk Factors” on pages 3 through 6, as well as the other information contained or incorporated by reference in this prospectus. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 30, 2003

RISK FACTORS
AVAILABLE INFORMATION
FORWARD-LOOKING STATEMENTS
SUMMIT AMERICA TELEVISION, INC.
USE OF PROCEEDS
DESCRIPTION OF CAPITAL STOCK
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS

     Our principal executive offices are located at 400 Fifth Avenue South, Suite 205, Naples, Florida 34102. Our telephone number is (786) 206-0047. Our internet address is www.summitamericatv.com. Information contained on our website is not part of this prospectus or any prospectus supplement.

     The terms “Summit,” “we,” “our” and “us” refer to Summit America Television, Inc., and its subsidiaries unless the context suggests otherwise. The term “you” refers to a prospective investor.

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making offers to sell these securities in any jurisdiction where the offer or sale is not authorized or in which the person making such offer or sale is not qualified to do so or to anyone to whom it is unlawful to make such offer or sale.

     You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

RISK FACTORS

     You should carefully consider the following risk factors, in addition to the other information included in this prospectus, before purchasing shares of common stock of Summit. Each of these risks could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock. This investment involves a high degree of risk.

     We have a history of losses and anticipate future losses. There is no assurance that we can be profitable on a continuing basis. We had net losses of $22.6 million for the fiscal year ended June 30, 2002. We had net income of $10.5 million for the six month period ended December 31, 2002; however, that period included a one-time gain of $43.4 million from the sale of a 70% interest in the Network. At December 31, 2002, we had an accumulated deficit of approximately $43.9 million. If we cannot return to profitability before the current net operating loss carryforwards expire, we would not be able to use these losses from prior-years to offset future taxable earnings in federal and state income tax calculations.

     If we are unable to generate sufficient cash from our business to fund our operational requirements and business strategy, we might be required to fund operations by incurring additional indebtedness, selling additional stock or selling our assets. Our current indebtedness agreement imposes restrictions on our ability to incur additional debt, and we have no assurance that additional investors will purchase our stock at prices that are acceptable to us, if at all. Likewise, we have no assurance that purchasers could be readily identified to purchase a portion of our assets at commercially reasonable values. Failure to obtain these additional funds could have serious financial and business consequences, such as causing us to default on our current indebtedness.

     We do not control the operation of the Network and cannot influence the return on our investment. On October 31, 2002, we sold (the “Scripps Sale”) a 70% interest in the Network to a subsidiary of The E.W. Scripps Company (“Scripps”). Although we retain a 30% ownership interest in the Network and are able to designate governors to serve on the board of Shop at Home Network, LLC, Scripps effectively controls most operational issues affecting the Network. We include in our financial statements 30% of the amount of net income or loss generated by the Network. During the quarter ended March 31, 2003, this resulted in Summit’s inclusion of losses of approximately $1.3 million, representing our share of the losses sustained by the Network during that period. We have no assurance when or if the Network will achieve profitable operations.

     Our ownership interest in the Network is subject to dilution, and if our ownership interest is diluted we may ultimately obtain less value if we sell this investment. If Scripps decides that additional funding is needed to operate the Network, Scripps will decide whether such additional funding will be by loan to the Network, additional equity investments by its members or investments by third parties. If Scripps elects to invest additional funds as equity into the Network, Summit then has a period of six months to pay its share of the investment into the Network. If Summit is unable or unwilling to make such equity investment, its 30% ownership position will be diluted by the investment made by Scripps.

     We receive a limited amount of revenues from the operation of our television stations. As part of the sale of our 70% interest in the Network to Scripps, we entered into a three-year affiliation agreement with the Network to make available, for a fee, substantially all of our programming time on our five television stations. The fee is equal to $1.25 per cable household which receives the programming in the markets of our television stations. Currently, our five television stations are carried by approximately 6.8 million cable households, which results in payments to us of approximately $8.5 million per year. (While there are some cable households in these markets that do not carry our television station, any resulting increase in our revenue from the addition of such households would probably be immaterial.) Under this affiliation agreement with the Network, we can terminate the agreement in one or more of the markets on or after January 31, 2004, by giving six months advance written notice. We cannot be sure whether more favorable terms and conditions of other programming agreements will be available to us at that time.

     We have substantial debt, and our indebtedness requires large interest payments and the payment of principal in 2005. As part of the Scripps Sale, we borrowed $47.5 million from Scripps. The indebtedness accrues interest at an annual rate of 6% and is payable in full on October 31, 2005. Annual interest payments are approximately $3.0 million. This debt could have material consequences to us and the holders of our securities, including the following:

•	a substantial portion of our cash flow from operations, if any, will be used for the payment of the principal and interest on our debt and will not be available for other purposes; and

•	our ability to obtain additional financing in the future for acquisitions, working capital, capital expenditures and general corporate or other purposes may be impaired.

If we are unable to generate sufficient cash flows from operations to pay our interest obligations or the principal at maturity, we may be required to refinance some or all of this debt. If we are not able to refinance our debt on acceptable terms or to borrow additional money, we could be forced to default on our debt obligations.

     The terms of our debt impose restrictions on our business operations. The terms of our loan from Scripps restricts our ability to do the following:

•	incur additional debt;

•	pay dividends;

•	incur liens;

•	merge with another company; or

•	sell substantially all of our assets.

Because of these covenants, our ability to respond to changing business and economic conditions might be significantly restricted, and we may be prevented from engaging in transactions that might otherwise be considered beneficial to us.

     Our stock price may fluctuate, which may make it difficult to resell your shares at attractive prices. The market price of our common stock has been subject to significant fluctuations in the past and could be subject to these fluctuations in the future in response to our operating results and other factors. For example, during the 52-week period ended June 19, 2003, the reported closing price of our common stock was as high as $3.16 on June 4, 2003, and as low as $1.44 on July 31, 2002. In addition, the stock market has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. Such fluctuations, and general economic and market conditions, may adversely affect the market price of the common stock.

     Our principal securityholder has significant ownership and his interest may be different from and conflict with yours. J.D. Clinton is the beneficial owner of 3,941,204 shares of our common stock (including options and warrants), representing approximately 9.2% of the outstanding shares of common stock. Mr. Clinton is our largest securityholder, and his ownership could give him the ability to influence securityholder votes, such as the election of members of the Board of Directors, amendments to our charter, or approval of a merger, asset sale or other corporate transaction requiring approval of the securityholders. The concentration of ownership by Mr. Clinton could delay or prevent a change in control of Summit, even when a change of control might be in the best interests of other securityholders.

     We have anti-takeover provisions that could prevent an acquisition of our business at a premium price. Our Board of Directors, without securityholder approval, can issue preferred stock. This preferred stock could have dividend, liquidation, conversion, voting or other rights that could adversely affect the rights of the holders of common stock. These shares, under some circumstances, could be utilized as a method of discouraging, delaying or preventing a change in control of Summit, even if our securityholders believe the change in control would be in the best interests of the company.

     Our broadcast properties are subject to significant regulation that may be costly and may interfere with our ability to conduct business. Federal law permits the operation of television broadcast stations only with a license issued by the FCC. The law empowers the FCC, among other things:

•	to determine the frequencies, location and power of broadcast stations;

•	to issue, modify, renew and revoke station licenses;

•	to approve the assignment or transfer of control of broadcast licenses;

•	to regulate the equipment used by stations;

•	to impose penalties for violations of the Communications Act or FCC regulations; and

•	to regulate some of a station’s programming content.

     FCC television licenses are granted or renewed for terms of eight years, although licenses may be renewed for a shorter period. We must apply for renewal of each broadcast license. At the time an application is filed for renewal, petitions to deny the renewal may be filed by interested parties. We have no assurance that our station licenses will be renewed at their expiration dates or, if renewed, will be renewed for the full eight-year term. The non-renewal or revocation of one or more of our television station licenses could have a material adverse effect on our operations. Failure to comply with FCC rules and policies can also result in the imposition of various sanctions, including monetary forfeitures or, for particularly egregious violations, the revocation of a license.

     Future changes in law could adversely affect our business. Congress and the FCC are currently considering new laws, regulations and policies regarding a wide variety of matters which could affect the operation and ownership of our broadcast properties. These matters include, for example:

•	changes in the FCC’s multiple station ownership restrictions;

•	spectrum use fees;

•	political advertising rates;

•	free political on-air broadcast time;

•	the rules and policies to be applied in enforcing the FCC’s equal opportunity regulations; and

•	the standards to govern the evaluation of television programming directed toward children, and violent and indecent programming.

We are unable to predict the outcome of future federal legislation or the impact of any such laws or regulations on our operations.

     We may be unable to enforce “must carry” rights in some markets. Our inability to enforce our “must carry” rights would limit our ability to expand our television programming. Cable operators are generally required by federal law to carry the signals of local commercial television stations. For purposes of the “must carry” provisions, a broadcast station’s market is determined by the FCC, using published industry data. The FCC, however, considers specific written requests to change a station’s market area, including the exclusion of communities from a television station’s market. If successful, the cable company is then not required to carry the station under its “must carry”

obligations. The FCC has ruled on several of these requests and in many cases, including cases against us, has excluded particular communities from a market. We are unable to predict the impact of any future rulings of the FCC regarding the exclusion of the carriage of our broadcast stations from any particular cable systems in our markets.

     Failure to obtain “must-carry” rights on digital television channels could adversely affect our business. The FCC has allocated to existing television stations a second channel on which to provide digital television service, or DTV. The new digital allocation may result in a signal that does not reach as many homes as the analog signal currently used by our stations. If “must-carry” rights are not extended to these DTV channels and DTV channels receive wide public acceptance, or if our coverage area is reduced, it will impede our ability to utilize this new service for the broadcast of our electronic commerce programming.

     We have significant financial obligations to complete the digital conversion of our television stations. As a part of its allocation of a second channel to existing television stations to be used to provide digital television service, the FCC has adopted regulations requiring that all television stations provide a digital signal before certain dates. Summit has not completed all the purchase and installation of additional equipment that will be necessary for us to comply with FCC requirements. In order to comply, we estimate needing up to $2.5 million over the next two years in order to complete the conversion. If we are unable to obtain such funds, we might not be able to comply with FCC requirements, and the FCC could take actions against us to enforce its requirements, including a forfeiture of one or more of our FCC licenses. Loss of an FCC license will materially and adversely affect the value of a television station.

     We have certain risks related to taxes that might adversely affect our future income. We record in our financial statements a net deferred tax asset representing tax savings we expect to experience in the future from our application of loss carryforwards. We record a valuation allowance to reduce our net deferred tax assets to the amount that is more likely than not to be realized. While our management has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for our valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in an amount in excess of the net recorded amount, an adjustment to the valuation allowance would decrease income tax expense in the period such determination was made. During the second quarter of the 2003 calendar year, we rescinded certain transactions that we had previously authorized. We believe that no tax liability arose out of the rescission of such transactions. Should we determine that we would not be able to realize all or part of our net deferred tax assets in the future or should such rescission be found to be ineffective for tax purposes, in whole or in part, there would be an increase in income tax expense, which increase could be material.

AVAILABLE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy the Registration Statement and any other document we file at the SEC’s Public Reference Section, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Information regarding the operation of the Public Reference Room can be obtained by calling 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. The address of the site is http://www.sec.gov. Our common stock is listed on the Nasdaq National Market System, which also maintains an Internet site at http://www.nasdaq.com through which our reports, proxy statements and other information can be obtained.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the securities offered hereby. This prospectus does not contain all the information set forth in the registration statement, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and the securities offered hereby, please see the registration statement and exhibits thereto.

     The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. These incorporated documents contain important business and financial information about us that is not included in or delivered with this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information.

     We incorporate by reference into this prospectus:

•	Our Transitional Annual Report on Form 10-K Transition Report for the six months ended December 31, 2002, filed with the SEC on April 1, 2003;

•	Our Annual Report on Form 10-K for the fiscal year ended June 30, 2002, filed with the SEC on September 6, 2003, as amended on Form 10-K/A, filed with the SEC on October 28, 2002;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 20, 2003; and

•	The description of our common stock contained in a registration statement on Form 8-A filed with the SEC on February 22, 1995, and any amendment or report filed for the purpose of updating such description.

     All documents filed by us in the future with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall also be incorporated by reference into this prospectus. Any of those documents will be considered a part of this prospectus from the date it is filed with the SEC.

     Any statement contained in a document incorporated by reference shall be considered to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document, which also is incorporated by reference, modifies or supersedes the statement. Any statement that is modified or superseded is not a part of this prospectus, except in the form as it is modified or superseded.

     We will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request, a copy of any and all of the documents incorporated by reference in this prospectus, including any exhibits that are specifically incorporated by reference in that information. Requests for such copies should be directed to Charles W. Bone, Secretary, Summit America Television, Inc., Nashville City Center, Suite 1600, 511 Union Street, Nashville, Tennessee 37219; (615) 238-6300.

FORWARD-LOOKING STATEMENTS

     This prospectus, and the information we are incorporating by reference into it, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements are subject to a number of risks, uncertainties and assumptions about Summit, including, among other things:

•	general economic and business conditions, both nationally and in our markets;

•	our expectations and estimates concerning future financial performance and financing plans, including the revenue expectations and risks associated with our joint venture with The E.W. Scripps Company;

•	the successful implementation of our business strategy;

•	restrictions imposed by the terms of our indebtedness;

•	fluctuations in our operating results;

•	continued employment of key personnel and our ability to hire qualified personnel;

•	existing and future regulations affecting our business operations and profitability;

•	the consistent and reliable operation of our broadcasting equipment and the satellite transponders we lease;

•	technological changes in the television industry; and

•	anticipated business trends in the television industry generally.

     In addition, in this prospectus, the words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions, as they relate to Summit, our business or our management, are intended to identify forward-looking statements.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. Because of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

SUMMIT AMERICA TELEVISION, INC.

     Summit owns and operates five television stations throughout the United States and holds a 30% interest in Shop At Home Network, LLC, a nationally televised home shopping channel (the “Network”). The television stations are located in San Francisco (KCNS, Channel 38), Boston (WMFP, Channel 62), Cleveland (WOAC, Channel 67), Raleigh-Durham (WRAY, Channel 30) and Bridgeport, Connecticut (WSAH, Channel 43). Four of these television stations are positioned in the top 20 television markets in the United States, including the Bridgeport, Connecticut station, which serves a portion of the New York City market.

     The Network is a retail seller of a variety of consumer products through interactive electronic media including broadcast, cable and satellite television and the internet. The Network produces programming at its facilities in Nashville, Tennessee. The programming is transmitted by satellite to cable television systems, direct broadcast satellite systems and television broadcasting stations across the country.

     On October 31, 2002, we sold a 70% interest in the Network (including the assignment of all rights we had in the name “Shop At Home”) to a subsidiary of The E.W. Scripps Company (“Scripps”). From the second to the fifth anniversary of the sale date, we have the right to require Scripps to purchase our 30% ownership in the Network for cash equal to the fair market value. We have also entered into an affiliation agreement with the Network under which our television stations will carry the Network’s programming for three years. Under the terms of this affiliation agreement, our television stations are required to broadcast all programming provided by the Network on an exclusive basis (subject to FCC-mandated programming requirements), and Summit is presently dependent upon the Network as our principal source of revenue. The Network has agreed to provide 24-hour over-the-air programming seven days per week. We retain the right to terminate this affiliation agreement after 15 months under certain conditions.

     On October 31, 2002, we changed our corporate name from “Shop At Home, Inc.” to “Summit America Television, Inc.,” reflecting the change in our business focus.

     The Federal Communications Commission (“FCC”) has initiated proceedings to make decisions on a possible auction of 700 MHz spectrum rights. This auction could result in band-clearing proposals from which the Company’s stations in Boston and Cleveland, and a former Company station in Houston, might receive economic proposals to relocate the incumbent broadcast stations owned by the Company. The Company retained a 50% interest in any economic benefit that might accrue to the Houston station.

     Summit was incorporated in June 1986 under the laws of Tennessee, and its principal place of business and executive offices are located at 400 Fifth Avenue South, Suite 205, Naples, Florida 34102. The Company’s telephone number is (786) 206-0047, and its internet address is www.summitamericatv.com.

     The following table sets forth certain information regarding each of the broadcast stations owned by the Company:

	Designated Market Area	License Expiration
Call Sign	(DMA)	Date	Rank of DMA

WSAH	New York (1)	6/2007	1
KCNS	San Francisco	12/2006	5
WMFP	Boston	4/2007	6
WOAC	Cleveland	10/2005	17
WRAY	Raleigh	12/2004	29

(1)	While WSAH, Bridgeport, Connecticut, is inside the New York DMA, the station only covers a portion of the market.

USE OF PROCEEDS

     The selling securityholders will receive all of the proceeds from the sale of the securities sold pursuant to this prospectus, although we may receive up to approximately $5.64 million upon payment of the exercise price of the warrants, which is $2.82 per share, subject to adjustment. If the warrants are exercised, we intend to use the proceeds primarily for working capital and general corporate purposes.

DESCRIPTION OF CAPITAL STOCK

     We are authorized to issue 100,000,000 shares of common stock, $0.0025 par value, 30,000,000 shares of non-voting common stock, $0.0025 par value, and 1,000,000 shares of preferred stock, $10.00 par value. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our amended and restated charter, by our amended and restated bylaws and by the provisions of applicable Tennessee law.

Common Stock

     As of June 17, 2003, 42,503,347 shares of common stock were outstanding, held of record by approximately 636 securityholders.

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by securityholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock will receive ratably such dividends as the board of directors may declare out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock will share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. The common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions. All outstanding shares of common stock are fully paid and non-assessable. Our board of directors is not classified, and cumulative voting is not permitted.

Non-Voting Common Stock

     Shares of non-voting common stock have the same preferences, limitations and relative rights as our voting common stock, except that the shares of non-voting common stock have no voting rights, unless granted by law. There are no shares of non-voting common stock outstanding.

Preferred Stock

     The board of directors has the authority, without further action by the securityholders, to issue up to 1,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, privileges and restrictions of each such series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying or preventing our change in control without further action by the securityholders. We currently have two series of preferred stock authorized and outstanding, consisting of Series A Preferred Stock and Series D Preferred Stock. We have no present plans to issue any additional shares of preferred stock.

Series A Preferred Stock

     We are authorized to issue 140,000 shares of Series A Preferred Stock. As of March 31, 2003, there were 3,718 shares of Series A Preferred Stock, par value $10.00 per share, outstanding and held by approximately three securityholders of record. The Series A Preferred Stock is entitled to receive dividends, preferences, qualifications, limitations, restrictions and the distribution of assets upon liquidation before our common stock.

     Holders of Series A Preferred Stock are entitled to receive, but only when declared by the Board of Directors, cumulative cash dividends at the rate of $.10 per share per annum. All dividends have been declared and paid by us at this date. In the event of our liquidation, dissolution or winding up, the holders of shares of Series A Preferred Stock are entitled to receive, payable out of our assets, an amount equal to $10.00 per share, plus accrued and unpaid dividends. We must pay this amount before we distribute any of our assets to the holders of common stock or any preferred stock that is junior to the Series A Preferred Stock.

     As long as there are shares of the Series A Preferred Stock outstanding, we may not issue any capital stock that ranks senior to the Series A Preferred Stock with respect to liquidation, dissolution and winding up without the consent of the holders of the Series A Preferred Stock. Any holder of any shares of Series A Preferred Stock may require us to redeem all or any portion of the Series A Preferred Stock, for a redemption price per share of $10.00, plus accrued and unpaid dividends. The Series A Preferred Stock is convertible at any time into shares of common stock at a ratio of one share of common stock for one share of Series A Preferred Stock.

     The holders of Series A Preferred Stock generally are not entitled to vote. There are some situations, however, in which the holders of Series A Preferred Stock are entitled to vote. First, holders of Series A Preferred Stock may vote if required by Tennessee corporate law. Second, our charter requires the holders of a majority of shares of the Series A Preferred Stock to consent to (1) the authorization, creation or issuance of a new class of capital stock or series of preferred stock having rights, preferences or privileges senior to the Series A Preferred Stock, (2) any increase in the number of authorized shares of any class of capital stock or series of preferred stock having rights, preferences or privileges senior to the Series A Preferred Stock, or (3) the amendment of any provision of our charter which would materially and adversely affect any right, preference, privilege or voting power of the Series A Preferred Stock. Holders of Series A Preferred Stock have no preemptive rights with respect to any of our shares or other securities which may be issued, and such shares are not subject to assessment.

Series B Convertible Preferred Stock

     On June 30, 2000, we issued 2,000 shares of our Series B Convertible Preferred Stock, $10,000 stated value per share, and warrants to purchase 2,000,000 shares of our common stock with a current warrant exercise price of $2.82 per share, subject to adjustment, in a private placement to select institutional investors. The net proceeds of the offering, after expenses, were approximately $19.1 million. We will receive an additional $5.64 million if the warrants are exercised in full, subject to certain possible adjustments. The preferences, limitations and rights of our Series B Preferred Stock are set out in the Articles of Amendment to our charter filed on June 30, 2000. The holders of the Series B Preferred Stock previously converted all such shares to common stock, and there are no shares of Series B Preferred Stock issued and outstanding.

Series C Preferred Stock

     The Board of Directors previously authorized the issuance of 10,000 shares of our Series C Convertible Preferred Stock, $10.00 par value per share. These shares have not been issued and we do not expect to issue these shares.

Series D Senior Redeemable Preferred Stock

     On August 15, 2002, Scripps purchased 3,000 shares of newly authorized Series D Senior Redeemable Preferred Stock from us for a purchase price of $3,000,000. These shares will mature on April 15, 2005, at which time we will be obligated to redeem the shares for a price equal to their original purchase price plus accrued and unpaid dividends. Dividends of 6% are payable quarterly, with Summit having the right to defer payment of the dividends until maturity.

     The shares of Series D Preferred Stock are not convertible to any other shares of capital stock of Summit and do not vote (unless granted that right by statute). The shares of Series D Preferred Stock carry a liquidation preference to our common stock and are on parity with Summit’s outstanding shares of Series A Preferred Stock. Other than the Series A and D Preferred Stock, Summit has no other series of preferred stock outstanding.

Transfer Agent and Registrar

     The transfer agent and registrar for the common stock is ComputerShare Investor Services (formerly American Securities Transfer and Trust, Inc.). The transfer agent’s address is P.O. Box 1596, Denver, Colorado 80201-9975 and its telephone number is 303.986.5400.

SELLING SECURITYHOLDERS

     The shares of common stock being offered by the selling securityholders are issuable upon exercise of certain warrants. We are registering the shares in order to permit the selling securityholders to offer the shares of common stock for resale from time to time. Except for the previous ownership of the Series B Preferred Stock and the warrants, the selling securityholders have not had any material relationship with us within the past three years.

     The table below lists the selling securityholders and other information (furnished by the selling security holders) regarding the beneficial ownership of the common stock by each of the selling securityholders. The second column lists the number of shares that would have been issuable to the selling securityholders as of June 5, 2003, based on their ownership of the warrants, assuming conversion of all warrants held by the selling securityholders on that date, without regard to any limitations on exercise.

     Under the articles of amendment to our charter for the Series B Preferred Stock and under the terms of the warrants, no selling securityholder may convert Series B Preferred Stock or exercise the warrants, respectively, to the extent such conversion or exercise would cause such selling securityholder, together with its affiliates, to have acquired a number of shares of common stock during the 60-day period ending on the date of conversion which, when added to the number of shares of common stock held at the beginning of such 60-day period, would exceed 9.99% of our then outstanding common stock, excluding for purposes of such determination shares of common stock issuable upon conversion of the Series B Preferred Stock which have not been converted and upon exercise of the related warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. The selling securityholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

	Common Shares	Common Shares
Name of Selling	Beneficially Owned	Offered	Common Shares
Securityholder	Prior to Offering	By This Prospectus	After Offering

HFTP Investment, L.L.C.(1)	1,099,300	1,099,300	0
Leonardo, L.P.(2)	1,000,000	1,000,000	0

(1)	Promethean Asset Management LLC, a Delaware limited liability company, serves as the investment manager to HFTP Investment, LLC (“HFTP”) and may be deemed to share beneficial ownership of the shares beneficially owned by HFTP. Promethean disclaims beneficial ownership of the shares beneficially owned by HFTP. James F. O’Brien, Jr. indirectly controls Promethean. Mr. O’Brien disclaims beneficial ownership of the shares beneficially owned by HFTP and Promethean.

(2)	Angelo, Gordon & Co., L.P. (“Angelo Gordon”) is a general partner of Leonardo, L.P. and consequently has voting control and investment discretion over securities held by Leonardo, L.P. Angelo Gordon disclaims beneficial ownership of the shares held by Leonardo, L.P. Mr. John M. Angelo, the Chief Executive Officer of Angelo Gordon, and Mr. Michael L. Gordon, the Chief Operating Officer of Angelo Gordon, are the sole general partners of AG Partners, L.P., the sole general partner of Angelo Gordon. As a result, Mr. Angelo and Mr. Gordon may be considered beneficial owners of any shares deemed to be beneficially owned by Angelo Gordon. Leonardo, L.P. is not a registered broker-dealer. Leonardo, L.P., however, is under common control with, and therefore an affiliate of, a registered broker-dealer.

PLAN OF DISTRIBUTION

     We are registering the shares of common stock issuable upon exercise of certain warrants to permit the previous holders of the Series B Preferred Stock to resell their shares of common stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the selling securityholders’ sales of the shares of common stock, although we may receive up to $5.6 million upon exercise of the warrants. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

     The selling securityholders may sell all or a portion of the common stock they beneficially own and are offering under this prospectus from time to time directly through one or more underwriters, broker-dealers or agents. If the underwriters or broker-dealers sell the common stock for them, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions. The selling securityholders may sell the common stock in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. They may affect the sales in transactions, which may involve crosses or block transactions,

(1)	on any national securities exchange or quotation service listing or quoting the securities at the time of sale;

(2)	in the over-the-counter market;

(3)	in transactions other than on these exchanges or systems or in the over-the-counter market;

(4)	through the writing of options, whether such options are listed on an options exchange or otherwise; or

(5)	through the settlement of short sales.

     In connection with sales of the common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling securityholders may also, subject to certain restrictions, sell shares of common stock short and deliver shares of common stock pursuant to this prospectus to close out short positions, or loan or pledge shares of common stock to broker-dealers or other financial institutions that in turn may sell such shares. If the selling securityholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, brokers-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved).

     The selling securityholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus. The selling securityholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of the prospectus.

     The selling securityholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, we will distribute a prospectus supplement, if required, which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

     Selling securityholders may sell the shares of common stock under some state securities laws only through registered or licensed brokers or dealers. In addition, some states prohibit the sale of the shares of common stock unless such shares are registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

     There can be no assurance that any selling securityholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statements, of which this combined prospectus forms a part.

     The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

     We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement estimated to be $20,000 in total, including, without limitation, Commission filing fees and expenses of compliance with state securities or “blue sky” laws; but the selling securityholders will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling securityholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement or the selling securityholders will be entitled to contribution. The selling securityholders will indemnify us against civil liabilities, including liabilities under the Securities Act that may arise from any written information the selling securityholders furnish to us for use in this prospectus, in accordance with the related registration rights agreement, or we will be entitled to contribution.

     Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

     Certain legal matters with respect to the validity of the common stock offered by this prospectus is being passed upon for us by Bone McAllester Norton PLLC, Nashville, Tennessee. Charles W. Bone, a member of Bone McAllester Norton PLLC, is the beneficial owner of 265,000 shares of our common stock.

EXPERTS

     The financial statements incorporated in this prospectus by reference from Summit’s Transitional Annual Report on Form 10-K for the six months ended December 31, 2002, and the Annual Report on Form 10-K for the year ended June 30, 2002, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

     Summit’s consolidated financial statements as of June 30, 2001, for the two year period ended June 30, 2001, have been audited by PricewaterhouseCoopers LLP, independent auditors, as indicated in their report dated September 12, 2001, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.